FEDERATED ADMINISTRATIVE SERVICES

Federated Investors Tower

Pittsburgh, Pennsylvania 15222-3779

(412) 288-1900

September 23, 1992

Marshall Funds, Inc.

Federated Investors Tower

Pittsburgh, PA 15222-3779

Gentlemen:

Federated Administrative Services agrees to purchase 100,000 shares of Marshall Money Market Fund (a portfolio of Marshall Funds, Inc.) at the cost of $1.00 each. Federated Administrative Services also agrees to purchase 100 shares of Marshall Stock Fund at the cost of $10.00 each and 100 shares of Marshall Government Income Fund at the cost of $10.00 each. These shares are purchased for investment purposes and Federated Administrative Services has no present intention of redeeming these shares.

Very truly yours,

/s/ John W. McGonigle
John W. McGonigle
Executive Vice President